Tel: 020 7227 5652

Fax: 020 7227 5659

9 January 2003

BY FAX: 020 7588 6057

The London Stock Exchange

Company Announcements Office

LONDON

EC2N 1HP

Dear Sirs

Disclosure of Interest in Voting Shares

I am writing to inform you that we have today received a notification dated 7 January 2003, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries in the ordinary shares of Reed Elsevier PLC is now 38,838,324 shares, representing 3.06% of the Company’s current issued share capital.

Yours faithfully

for REED ELSEVIER PLC

L DIXON

Deputy Secretary

Reed Elsevier PLC   25 Victoria Street London SW1H 0EX

Telephone +44 (0)20 7222 8420   Facsimile +44 (0)20 7227 5799

Website: www.reedelsevier.com

Registered Office as above   Registered in England   Number 77536